Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our reports dated March 25, 2025, relating to the consolidated financial statements of Estrella Immunopharma, Inc. (the Company) appearing in the Transition Report on Form 10-KT for the six month transition period from July 1, 2024 to December 31, 2024, and dated September 26, 2024 to the consolidated financial statements of the Company appearing in the Annual Report on Form 10-K for the year then ended June 30, 2024, which are contained in that Prospectus. Our reports contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ Macias Gini & O’Connell LLP

Walnut Creek, California

January 21, 2026